FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of February 2006

HOLMES FINANCING (No 4) PLC

HOLMES FUNDING LIMITED

HOLMES TRUSTEES LIMITED

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . .

Holmes Financing (No. 4) PLC
Profit & Loss Account
Period ended 17 January 2006

	This Quarter	Prior Quarter
	£'000	£'000

Interest receivable - Inter-company loan	22,648	23,519
Interest receivable - Cash collateral	(23,719)	1,097
	(1,071)	24,616

Interest payable - Notes	(22,648)	(23,519)
Interest payable - CSFB	23,719	(1,097)
	1,071	(24,616)

Net operating income	-	-

Fair value derivative	45	129
Other income	-	-
Operating expenses	-	-

Profit on ordinary activities before taxation	45	129

Taxation	-	-

Profit on ordinary activities after taxation	45	129

Dividend	-	-

Retained profit brought forward	22	(107)

Retained profit carried forward	67	22

Holmes Financing (No. 4) PLC
Balance Sheet
Period ended 17 January 2006

	£'000	£'000

Fixed asset investments
Loans to Funding		1,836,000

Current assets
Amounts due from group companies	1
Accrued interest receivable	11
Cash at bank	14
Cash collateral	128,215
	128,240

Creditors: Amounts falling due within one year
Fair value derivative	(65)
Accrued interest payable	11
	(54)

Net current assets		128,294

Total assets less current liabilities		1,964,294

Creditors: Amounts falling due after more than one year
Amounts due to noteholders		(1,836,000)
Amount due to CSFB		(128,215)
Net assets		80

Capital and reserves
Share capital		13
Reserves		67
		80

Holmes Financing (No. 4) PLC
Notes Outstanding
Period Ended 17 January 2006

	ISIN / CUSIP Number	Currency	Reference Rate
Series 1 Class A	US43638QAA04	US$	3 month USD Libor
Series 1 Class B	US43638QAB86	US$	3 month USD Libor
Series 1 Class C	US43638QAC69	US$	3 month USD Libor
Series 2 Class A	XS0131630815	EUR	Fixed Rate
Series 2 Class B	XS0131630906	EUR	3 month Euribor
Series 2 Class C	XS0131631037	EUR	3 month Euribor
Series 3 Class A1	XS0131874447	GBP	3 month Sterling Libor
Series 3 Class A2	US43638QAD43	US$	3 month USD Libor
Series 3 Class B	US43638QAE26	US$	3 month USD Libor
Series 3 Class C	US43638QAF90	US$	3 month USD Libor
Series 3 Class D1	XS0131874520	GBP	3 month Sterling Libor
Series 3 Class D2	XS0132112300	EUR	3 month Euribor
Series 3 Class D3	XS0132112649	US$	3 month USD Libor
Series 4 Class A	CH0012522238	CHF	Fixed Rate
Series 4 Class B	XS0131631383	GBP	3 month Sterling Libor
Series 4 Class C	XS0131631466	GBP	3 month Sterling Libor

	Step Up Date	Expected Repayment Date	Initial Margin	Step up Margin
Series 1 Class A	July 2006	July 2004	19	38
Series 1 Class B	July 2006	October 2004	39	78
Series 1 Class C	July 2006	October 2004	120	220
Series 2 Class A	July 2006	July 2006	5.05%	48
Series 2 Class B	July 2006	July 2006	40	80
Series 2 Class C	July 2006	July 2006	145	245
Series 3 Class A1	July 2006	July 2006	23	46
Series 3 Class A2	July 2006	July 2006	23	46
Series 3 Class B	July 2006	July 2006	44	88
Series 3 Class C	July 2006	July 2006	130	230
Series 3 Class D1	July 2006	July 2006	475	575
Series 3 Class D2	July 2006	July 2006	450	550
Series 3 Class D3	July 2006	July 2006	450	550
Series 4 Class A	July 2006	October 2006	3.50%	36
Series 4 Class B	July 2006	October 2006	43	86
Series 4 Class C	July 2006	October 2006	150	250

Holmes Financing (No. 4) PLC
Notes Outstanding
Period Ended 17 January 2006

	Payment Frequency	Next Payment date	Moody's	S&P	Fitch Ratings
Series 1 Class A	Quarterly	N/A	Aaa	AAA	AAA
Series 1 Class B	Quarterly	N/A	Aa3	AA	AA
Series 1 Class C	Quarterly	N/A	Baa2	BBB	BBB
Series 2 Class A	Annually	17-Jul-2006	Aaa	AAA	AAA
Series 2 Class B	Quarterly	17-Apr-2006	Aa3	AA	AA
Series 2 Class C	Quarterly	17-Apr-2006	Baa2	BBB	BBB
Series 3 Class A1	Quarterly	17-Apr-2006	Aaa	AAA	AAA
Series 3 Class A2	Quarterly	17-Apr-2006	Aaa	AAA	AAA
Series 3 Class B	Quarterly	17-Apr-2006	Aa3	AA	AA
Series 3 Class C	Quarterly	17-Apr-2006	Baa2	BBB	BBB
Series 3 Class D1	Quarterly	N/A	Ba2	BB	BB
Series 3 Class D2	Quarterly	N/A	Ba2	BB	BB
Series 3 Class D3	Quarterly	N/A	Ba2	BB	BB
Series 4 Class A	Annually	17-Oct-2006	Aaa	AAA	AAA
Series 4 Class B	Quarterly	17-Apr-2006	Aa3	AA	AA
Series 4 Class C	Quarterly	17-Apr-2006	Baa2	BBB	BBB

	Initial note balance	Previous Principal	Redemptions	Current Principal
Series 1 Class A	$1,050,000,000	$0	$0	$0
Series 1 Class B	$36,500,000	$0	$0	$0
Series 1 Class C	$54,500,000	$0	$0	$0
Series 2 Class A	€800,000,000	€800,000,000	€0	€800,000,000
Series 2 Class B	€35,800,000	€35,800,000	€0	€35,800,000
Series 2 Class C	€53,800,000	€53,800,000	€0	€53,800,000
Series 3 Class A1	£550,000,000	£550,000,000	£0	£550,000,000
Series 3 Class A2	$410,000,000	$410,000,000	$0	$410,000,000
Series 3 Class B	$34,500,000	$34,500,000	$0	$34,500,000
Series 3 Class C	$49,500,000	$49,500,000	$0	$49,500,000
Series 3 Class D1	£30,000,000	£0	£0	£0
Series 3 Class D2	€27,000,000	€0	€0	€0
Series 3 Class D3	$5,000,000	$0	$0	$0
Series 4 Class A	CHF 850,000,000	CHF 850,000,000	CHF 0	CHF 850,000,000
Series 4 Class B	£11,000,000	£11,000,000	£0	£11,000,000
Series 4 Class C	£19,000,000	£19,000,000	£0	£19,000,000

	Currency Swap Counterparty		Current Rating	Rating Trigger	Comments
			Moodys / S&P / Fitch	Moodys / S&P / Fitch
Series 1 Class A	Banque AIG		Aa2 / AA+ / AA	below Aa3 / AA- / AA-	Series Repaid
Series 1 Class B	Banque AIG		Aa2 / AA+ / AA	below Aa3 / AA- / AA-	Series Repaid
Series 1 Class C	Banque AIG		Aa2 / AA+ / AA	below Aa3 / AA- / AA-	Series Repaid
Series 2 Class A	CSFB		Aa3 / A+ / AA-	below Aa3 / AA- / AA-	Collateralised
Series 2 Class B	CSFB		Aa3 / A+ / AA-	below Aa3 / AA- / AA-	Collateralised
Series 2 Class C	CSFB		Aa3 / A+ / AA-	below Aa3 / AA- / AA-	Collateralised
Series 3 Class A1	GBP - n/a
Series 3 Class A2	Banque AIG		Aa2 / AA+ / AA	below Aa3 / AA- / AA-
Series 3 Class B	Banque AIG		Aa2 / AA+ / AA	below Aa3 / AA- / AA-
Series 3 Class C	Banque AIG		Aa2 / AA+ / AA	below Aa3 / AA- / AA-
Series 3 Class D1	GBP - n/a				Series Repaid
Series 3 Class D2	CSFB		Aa3 / A+ / AA-	below Aa3 / AA- / AA-	Series Repaid
Series 3 Class D3	CSFB		Aa3 / A+ / AA-	below Aa3 / AA- / AA-	Series Repaid
Series 4 Class A	CSFB		Aa3 / A+ / AA-	below Aa3 / AA- / AA-	Collateralised
Series 4 Class B	GBP - n/a
Series 4 Class C	GBP - n/a

Holmes Funding Limited
Profit & Loss Account
Period ended 17 January 2006

	This Quarter	Prior Quarter
	£'000	£'000

Interest receivable - Mortgages less Swaps	158,697	154,090
Interest receivable - Cash Deposits	14,742	7,914
Gain/(Loss) on fair value of interest rate swap	(5,074)	695
	168,365	162,699

Interest payable - Inter-company loans	(156,532)	(153,231)
Interest payable - Start up loans	7	(430)
	(156,525)	(153,661)

Net operating income	11,840	9,038

Other income	5,352	8,559
Provisions	(6,062)	(1,025)
Expenses	(5,528)	(4,078)
Start up costs amortisation	(1,246)	(1,247)
Deferred consideration	(4,399)	(11,231)

Profit/(loss) on ordinary activities before taxation	(43)	16

Taxation	(1,125)	(5)

Profit/(loss) on ordinary activities after taxation	(1,168)	11

Dividend	-	-

Retained profit/(loss) brought forward	1,362	1,350

Retained profit/(loss) carried forward	193	1,362

Holmes Funding Limited
Balance Sheet
Period ended 17 January 2006

	£'000	£'000

Fixed asset investments
Beneficial interest in Trust mortgage portfolio		14,451,203
Beneficial interest in Trust cash at bank
Fair value of interest rate swap		(26,253)

Current assets
Amounts owed by Trustee	95,371
Deferred expenditure (costs of securing)	10,404
Sundry debtors	-
Deferred taxation / group relief receivable	-
Cash at bank:
Reserve funding	264,000
Transaction account	2,979
Funding GIC account	255,182
	627,937

Creditors: Amounts falling due within one year
Deferred consideration creditor	42,663
Interest payable - start up loans	-
Amounts due to Trustee	-
Interest payable - Inter-company loans	-
Sundry creditors	297,802
Corporation Taxation	30
	340,495

Net current assets		287,442

Total assets less current liabilities		14,712,392

Creditors: Amounts falling due after more than one year
Inter-company loans		(14,712,199)
Start up loans		-

Net assets		193

Capital and reserves
Share capital (£2)		-
Reserves		193
		193

Holmes Funding Limited
Notes to Balance Sheet
Period ended 17 January 2006

	£'000		£'000	£'000	£'000

Balance on cash accumulation ledger			Nil

Available credit enhancement

	First Reserve		Second Reserve	Funding Reserve

Reserve funds at closing	264,000		-	-

Initial closing reserve funds	338,000		-	70,000
Drawings to make bullet repayment	-		-	-
Other drawings	-		-	-
Transfers from revenue receipts	(74,000)		-	(70,000)
Closing reserve balance	264,000		-	-

Target reserve funds	264,000		-	-

Principal deficiency ledger	AAA		AA	A	BBB

Opening PDL balance	Nil		Nil	Nil	Nil
Losses this quarter	-		-	-	-
PDL top up from revenue income	-		-	-	-
Closing PDL balance	Nil	Nil	Nil	Nil	Nil

Start up loan outstanding	Opening balance		Repayment	Closing balance
	Restated
Initial start up loan (incl. accrued interest)	4,550		4,550	-
Second start up loan (incl. accrued interest)	4,535		4,535	-
Third start up loan	5,809		5,809	-
Fourth start up loan	2,473		2,473	-
Fifth start up loan	1,652		1,652	-
Sixth start up loan	1,888		1,888	-
Seventh start up loan	1,152		1,152	-
Eigth start up loan	12,006		12,006	-
Closing balance	34,065		34,065	-

Liquidity facility

Liquidity facility limit	25,000
Liquidity facility drawn	-
Liquidity facility available	25,000

Holmes Trustees Limited
Profit & Loss Account
Period ended 17 January 2006

	This Quarter	Prior Quarter
	£'000	£'000

Interest receivable - Mortgages	393,495	393,724
Interest receivable - Cash Deposits	3,606	6,452
	397,101	400,176

Interest payable - Mortgages	(393,495)	(393,724)
Interest payable - Cash Deposits	(3,606)	(6,452)
	(397,101)	(400,176)

Net operating income	-	-

Fees receivable	8,815	6,873
Fees payable	(8,815)	(6,873)

Operating expenses	(3,472)	(3,692)
Provision charges	(2,319)	(733)
Other income	5,790	4,424

Profit on ordinary activities before taxation	-	-

Taxation

Profit on ordinary activities after taxation	-	-

Dividend	-	-

Retained profit brought forward	-	-

Retained profit carried forward	-	-

Holmes Trustees Limited
Balance Sheet
Period ended 17 January 2006

	£'000	£'000

Fixed asset investments
Mortgage loans secured on residential property		29,419,335

Current assets
Bank interest receivable	1,371
Cash at bank	727,089
Amounts due from Seller	32,751
Other debtors	6
Accrued interest receivable	61,540
	822,757

Creditors: Amounts falling due within one year
Amounts due to Funding	95,371
Sundry creditors	1
	95,372

Net current assets		727,385

Total assets less current liabilities		30,146,720

Creditors: Amounts falling after more than one year
Seller share of mortgage loans		(14,968,132)
Funding share of mortgage loans		(14,451,203)

Seller share of cash at bank		(727,089)
Funding share of cash at bank		-

Net assets		-

Capital and reserves
Share capital (£2)		-
Reserves		-
		-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLMES FINANCING (No 4) PLC

Dated: 17th February 2006	By / s / Karen Carson
(Authorised Signatory)